SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

QIWI PLC
(Name of Issuer)
Class B Ordinary Shares, Par Value €0.0005 Per Share
(Title of Class of Securities)
74735M108
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74735M108	QIWI PLC

1	NAME OF REPORTING PERSON Sergey Solonin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,261,399 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,261,399 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,261,399 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of class A ordinary shares directly held by Mr. Solonin. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof. The amount reported does not reflect the ten for one voting power of the class A ordinary shares.

(2)
Based on 45,080,461 shares of class B ordinary shares outstanding as of March 17, 2017, as reported by the Issuer in its registration statement on Form 20-F filed with the Securities and Exchange Commission on March 22, 2017. Each of Mr. Solonin's directly held class A shares are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person. Each share of class A ordinary shares is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

Item 1.

(a)	Name of Issuer:
QIWI plc

(b)	Address of Issuer’s Principal Executive Offices:
12 Kennedy Ave.
Kennedy Business Centre, 2nd Floor
P.C. 1087, Nicosia
Cyprus

Item 2.

(a)	Name of Person Filing:
Mr. Sergey Solonin (the “Reporting Person”).
The Reporting Person filed the previous Schedule 13G (File No. 005-87446) jointly with Saldivar Investments Limited on June 2, 2015. Saldivar Investments Limited was dissolved on October 25, 2017. Consequently, the Reporting Person is now filing solely as an individual.

(b)	Address of Principal Business Office, or if none, Residence:
The address of the principal business office of each of the Reporting Persons is:
Sergey Solonin
4 Spiridonovka Street
Building 2
Moscow 123001
Russia

(c)	Citizenship:
The Reporting Person is a citizen of the Russian Federation.

(d)	Title of Class of Securities:
Class B ordinary shares, par value €0.0005 per share

(e)	CUSIP Number:
74735M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.

Sergey Solonin

(a)	Amount beneficially owned: 11,261,399 (1)

(b)	Percent of class: 20.0%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 11,261,399 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,261,399 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)
Consists of class A ordinary shares directly held by Mr. Solonin. Each class A ordinary share is convertible into class B ordinary shares at any time at the request of the holder thereof. The amount reported does not reflect the ten for one voting power of the class A ordinary shares.

(2)
Based on 45,080,461 shares of class B ordinary shares outstanding as of March 17, 2017, as reported by the Issuer in its registration statement on Form 20-F filed with the Securities and Exchange Commission on March 22, 2017. Each of Mr. Solonin's directly held class A shares are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person. Each share of class A ordinary shares is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
The Reporting Person filed the previous Schedule 13G (File No. 005-87446) jointly with Saldivar Investments Limited on June 2, 2015; as indicated in Item 2, Saldivar Investments Limited was dissolved on October 25, 2017. Any Group of which Saldivar Investments Limited was a member was dissolved as of that time.

Item 10.	Certification.
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018

Sergey Solonin

By:	/s/ Sergey Solonin
Sergey Solonin